Exhibit 16.1

November 14, 2005

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-7561

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated November 14, 2005, of Commerce Energy Group, Inc. and are in agreement with the statements contained in section (a) of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statements concerning the lack of internal control to prepare financial statements, included in section (a) of Item 4.01 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2004 and 2005 financial statements.

/s/ Ernst & Young, LLP

Orange County, California